UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40509

BROOKFIELD WEALTH SOLUTIONS LTD.
(Translation of registrant's name into English)

Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release dated September 19, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD WEALTH SOLUTIONS LTD.

Date: September 19, 2025	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Chief Financial Officer